Filed Pursuant to Rule 433

Registration No. 333-272025-02

October 30, 2024

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated October 30, 2024)

Issuer:	CenterPoint Energy Houston Electric, LLC
Legal Format:	SEC Registered
Anticipated Ratings*:	A2 (negative) / A (negative) / A (negative) (Moody’s / S&P / Fitch)
Security:	5.05% General Mortgage Bonds, Series AO, due 2035
Principal Amount:	$500,000,000
Maturity Date:	March 1, 2035
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2025
Coupon:	5.05%
Price to Public:	99.673% of the principal amount
Benchmark Treasury:	3.875% due August 15, 2034
Benchmark Treasury Yield:	4.262%
Spread to Benchmark Treasury:	+83 basis points
Re-offer Yield:	5.092%
Optional Redemption:	Prior to December 1, 2034, greater of: (1)(a) make-whole at treasury rate[1] plus 15 basis points (calculated to December 1, 2034), less (b) interest accrued to the date of redemption and (2) 100%, plus, in either case, accrued and unpaid interest. On or after December 1, 2034, 100% plus accrued and unpaid interest.
CUSIP:	15189X BF4
Trade Date:	October 30, 2024
Expected Settlement Date**:	November 4, 2024 (T+3)
Joint Book-Running Managers:	MUFG Securities Americas Inc. RBC Capital Markets, LLC TD Securities (USA) LLC Comerica Securities, Inc.
Co-Manager:	Cabrera Capital Markets LLC

[1]	The term “treasury rate” shall have the meaning ascribed to it in the issuer’s preliminary prospectus supplement dated October 30, 2024.
*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the mortgage bonds offered hereby will be made against payment therefor on or about November 4, 2024, which will be the third business day following the date of pricing of the mortgage bonds (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the mortgage bonds on the initial pricing date of the mortgage bonds or the next succeeding business day will be required, by virtue of the fact that the mortgage bonds initially will settle in T+3, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling MUFG Securities Americas Inc. toll-free at (877) 649-6848, RBC Capital Markets, LLC toll-free at (866) 375-6829 or TD Securities (USA) LLC toll-free at (855) 495-9846.